ZAB RESOURCES INC.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of ZAB RESOURCES INC. (hereinafter called the "Company") will be held on Friday, May 30, 2008, at the Company’s office, Suite 1501, 700 West Georgia Street, Vancouver, British Columbia at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1.

To receive and consider the audited financial statements of the Company for the fiscal year ended December 31, 2007 and the Auditor's Report thereon;

2.

To fix the number of Directors for the ensuing year at four;

3.

To elect Directors for the ensuing year;

4.

To re-appoint Smythe Ratcliffe, Chartered Accountants, as the Company’s Auditor for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the Auditor;

5.

To re-approve the Company's 2004 Stock Option Plan; and

6.

To transact such other business as may properly come before the Meeting.

Accompanying this Notice is an Information Circular and Proxy with notes to Proxy.

Shareholders unable to attend the Annual General Meeting in person should read the notes accompanying the enclosed Proxy and complete and return the Proxy to the Company's Registrar and Transfer Agent within the time and to the location set out in the said notes to the Proxy.

The enclosed Proxy is solicited by Management and you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 21st day of April, 2008.

BY ORDER OF THE BOARD,

“Bedo  H. Kalpakian”

_____________________
Bedo H. Kalpakian
President